SNOW LAKE RESOURCES LTD.

360 Main St 30th Floor
Winnipeg, Manitoba R3C 4G1 Canada

August 2, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:Snow Lake Resources Ltd. (the “Company”)

Registration Statement on Form F-3 (the “Registration Statement”)

(File No. 333-272324)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 4:00 p.m. Eastern Daylight Time, on Friday, August 4, 2023 or as soon thereafter as practicable.

In connection herewith, the Company hereby acknowledges that:

•Should the Securities and Exchange Commission (the “Commission”), or the Commission’s staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•The Company may not assert comments from the Commission or the staff or the declaration of effectiveness of the above-captioned Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
SNOW LAKE RESOURCES LTD.

BY: /s/ Peretz Schapiro
Name: Peretz Schapiro
Title: Interim Chief Operating Officer